EXHIBIT 21.0

SUBSIDIARIES

REGISTRANT	JURISDICTION OR STATE OF INCORPORATION
Hampden Bancorp, Inc.	Delaware

SUBSIDARIES
Hampden Bank (1)	Massachusetts
Hampden LS, Inc. (1)	Delaware
Hampden Investment Corporation (2)	Massachusetts
Hampden Investment Corporation II (2)	Massachusetts
Hampden Insurance Agency (2)	Massachusetts

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 (1) Wholly-owned direct subsidiary of Hampden Bancorp, Inc.
(2) Wholly-owned subsidiary of Hampden Bank.